Randgold Resources Limited

3rd Floor Unity Chambers

28 Halkett Street

St. Helier, Jersey JE2 4WJ

Channel Islands

February 1, 2013

U.S. Securities and Exchange Commission

100 F. St. NE

Washington, D.C. 20549

BY EDGAR AND MESSENGER

FOR ATTENTION:	CECILIA BLYE, ESQ., CHIEF

OFFICE OF GLOBAL SECURITY RISK, DIVISION OF CORPORATION FINANCE

Ladies and Gentlemen:

Reference is made to the comment letter dated January 23, 2013 in respect of Randgold Resources Limited’s (the “Company”) Form 20-F filed on March 30, 2012 (File No. 000-49888) from the staff of the Office of Global Security Risk, Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”). Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:

General

1. You state on page 49 of your Form 20-F that during 2011 you undertook geological expeditions to North Sudan (Khartoum). Sudan is designated as a state sponsor of terrorism by the U.S. Department of State, and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include other information regarding Sudan- related activities.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any goods, equipment, technology, information, support, and/or services that you have provided or intend to provide into Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the government of Sudan or entities it controls. Your response should include information regarding any type of mineral rights and any proven and/or probable ore reserves for the areas you have explored in Sudan. Finally, tell us the dollar amounts of any license fees and other payments, whether in cash or kind, or pursuant to any production-sharing agreements, you have made and/or are required to make to Sudan for any mineral rights and permits in that country.

Ms. Cecilia Blye, Chief

Office of Global Security Risk

February 1, 2013

Response. The Company respectfully advises the Staff that it has no present contacts in Sudan, and does not anticipate having any future contacts with Sudan. Moreover, the Company’s past contacts with Sudan have been extremely limited, as discussed below.

In 2011, two non-U.S. employees of the Company visited Juba, the capital of South Sudan, to obtain geological maps of South Sudan as part of the Company’s generative work to better understand the geology of that area of Central Africa. Once in Juba, the employees were informed that the geological maps were held in the geological survey department located in Khartoum. The employees then visited Khartoum, where they purchased the maps for a nominal fee, took meals and stayed overnight in a hotel.

No other activities were conducted by the Company or its employees in Sudan during the trip, or subsequent to the trip. The Company has no intention of engaging in mineral exploration or any business or other activities in Sudan whatsoever.

2. Please discuss for us the materiality of the contacts with Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Response. The Company respectfully repeats to the Staff that it has no present contacts with Sudan and does not anticipate having any contacts with Sudan in the future. The Company further advises the Staff that its past contacts with Sudan were immaterial and insignificant to the Company, both quantitatively and qualitatively. The Company believes that because (i) its past contacts with Sudan could not reasonably be characterized as doing business in Sudan and (ii) it has no intention of developing any business interests in Sudan, such immaterial and insignificant past contacts with Sudan pose no material investment risk to the Company’s security holders.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that Staff comments or

Ms. Cecilia Blye, Chief

Office of Global Security Risk

February 1, 2013

changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at +44 1534 603702 or contact Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Yours faithfully

/s/ Graham P. Shuttleworth

Graham P. Shuttleworth
Chief Financial Officer
Randgold Resources Limited

cc:	Dr. D. Mark Bristow

Steven I. Suzzan, Esq.